JASPER EXPLORATIONS INC.

9012 – 100 St. Westlock, Alberta Canada T7P 2L4

May 18, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Anne Nguyen Parker

Re:	Jasper Explorations Inc. (the “Company”)
Amendment no. 3 to Registration Statement on Form S-1
Filed April 28, 2011
File No. 333-171373

In response to your letter dated May 10, 2011, please see the below responses:

1.	We will provide the written statement requested.

2.

The claims were restaked and are now registered under the following tenure numbers: 834563 and 844887. The claims are required to be held by a person or corporation in British Columbia. The claims were initially held in trust by Mr. Briner for the Company’s benefit. The Company arranged for the tenures to be transferred to 0904346 BC Ltd., a company controlled by our founder Mr. Robert Denman, on April 19, 2011. This allowed the Company to have more direct control over the claims instead of being held by an agent.

Thank you for your assistance.

Very truly yours,
Jasper Explorations Inc.

/s/
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Robert Denman

Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)